July 3, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Robert Shapiro
        Lyn Shenk

    Re:    Sezzle Inc.
        Form 10-K for Fiscal Year Ended December 31, 2024 (the “Annual Report”)
        File No. 001-41781

Ladies and Gentlemen:

Sezzle Inc. respectfully submits the following response to the letter dated June 24, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report. For convenience, each of the Staff’s comments is repeated below, followed by the Company’s response. References to the “Company,” “we,” “us,” and “our” refer to Sezzle Inc., a Delaware corporation.

Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Seasonality, page 52

1.We note your response to comment 1. Please confirm you will revise your disclosure to clarify the information provided in your response.

Response: We confirm that we will revise our seasonality disclosure to clarify the information provided in response to comment 1, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.

July 3, 2025

Results of Operations

Total Revenues, page 56

2.We note your response to comment 2. You state you will consider quantifying the extent to which changes in revenue are attributable to changes in price, volume, or the introduction of new products or services if meaningful to users of your financial statements and to the extent possible. Please confirm you will revise to provide such disclosures as required by Item 303(b)(2)(iii) of Regulation S-K. In addition, we believe you should make it easy for investors to obtain quantified impacts of factors by stating them in absolute dollars.

Response: We will revise our disclosures of total revenue to quantify changes in revenue attributable to price, volume, and the introduction of new products and services in absolute dollars to the extent that each of the aforementioned is required to be disclosed consistent with the requirements of Item 303(b)(2)(iii) of Regulation S-K, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.

Provision for Credit Losses, page 58

3.We note your response to comment 3 and the expectations in the last half of the last paragraph of your response. We are unable to locate such expectations in your filing. Please advise.

Response: We will revise our disclosures regarding our credit losses to describe our expectations on the effects that increases in Gross Merchandise Volume and changes in our underwriting strategy will have on our credit losses, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.

Consolidated Statements of Operations and Comprehensive Income, page 67

4.We note your response to comment 5. You disclose on page 55 that you "incur interest expense on a continuous basis as a result of draws on our revolving line of credit to fund consumer notes receivable as well as our Delayed Settlement Incentive Program Further," and on page 75 your "primary source of funding consumer receivables is through a secured line of credit." It appears interest expense is the funding cost of your operations and is directly related to the generation of revenues. Please explain your basis for not classifying interest expense related to funding consumer receivables as a funding cost in operating expenses, or revise your presentation in the statement of operations and comprehensive income accordingly. Refer to SAB Topic 11.K.

Response: We respectfully acknowledge the Staff’s comment. We previously considered and evaluated the impact that SAB Topic 11.K and Article 9 of Regulation S-X have on our consolidated financial statements and disclosures. We present our income statement in accordance with Rule 5-03 of Regulation S-X, consistent with the Company’s resolution of prior comments from the Staff in 2021 with regard to the Company’s Registration Statement on Form 10-12G, as amended.

July 3, 2025

We also considered whether presenting interest expense within operating expense is material and relevant to an understanding of our operations, in accordance with SAB Topic 11.K. Interest expense is not a cost that directly results from generating our revenue; rather, it is a cost dependent on our current methods of funding capital, including availability under our line of credit, the ability to use funds available under merchant accounts payable, and the availability of equity to finance our consumer receivables. Furthermore, our line of credit is utilized for general corporate purposes beyond funding consumer receivables, such as paying vendors and merchants, remitting payroll, funding share repurchases, and making estimated tax payments. Accordingly, we believe that we appropriately classified our interest expense within “other income (expense)” in the financial statements included in the Annual Report.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 651-442-0363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Karen Hartje
Karen Hartje
Chief Financial Officer

cc:    (via email)
    Bradley Pederson, Taft Stettinius & Hollister LLP